Exhibit 99.1

Global-E Reports Fourth Quarter and Full Year 2024 Results

PETAH-TIKVA, Israel, February 19, 2025 - Global-e Online Ltd. (Nasdaq: GLBE) the platform powering global direct-to-consumer e-commerce, today reported financial results for the fourth quarter of 2024 and full year 2024.

“2024 was yet another record-breaking year for Global-e, and it came to a great close with a fourth quarter which was our strongest quarter ever, as we continued to execute on our strategy and further solidify Global-e’s leadership position in the global e-commerce space,” said Amir Schlachet, Founder and CEO of Global-e. “In addition, we achieved two important financial milestones during the quarter.  For the first time in our journey, we crossed the 20% Adjusted EBITDA Margin mark, which was the long-term target we set for ourselves at the IPO, and we reached GAAP profitability for the first time as a public company; a testament to our relentless focus on delivering fast yet durable growth.”

“As we head into 2025, we remain as committed as ever to continue on our growth path, deliver more cutting-edge and market-leading solutions to our merchants and seize more and more of the great opportunities that lie ahead of us in the world of global e-commerce. In 2025, we also expect to achieve three additional key financial milestones: surpass the 20% Adjusted EBITDA Margin mark on a full year basis, achieve annual GAAP profitability, and most importantly, for the first time, cross an annual run-rate of $1 billion in Revenues.”

Q4 2024 Financial Results

•	GMV[1] in the fourth quarter of 2024 was $1,713 million, an increase of 44% year over year

•	Revenue in the fourth quarter of 2024 was $262.9 million, an increase of 42% year over year, of which service fees revenue was $117.3 million and fulfillment services revenue was $145.6 million

•	Non-GAAP gross profit[2] in the fourth quarter of 2024 was $120.9 million, an increase of 53% year over year. GAAP gross profit in the fourth quarter of 2024 was $118.7 million

•	Non-GAAP gross margin[2] in the fourth quarter of 2024 was 46%, an increase of 330 basis points from 42.7% in the fourth quarter of 2023. GAAP gross margin in the fourth quarter of 2024 was 45.1%

•	Adjusted EBITDA[3] in the fourth quarter of 2024 was $57.1 million compared to $35.2 million in the fourth quarter of 2023, an increase of 62% year over year

•	Net profit in the fourth quarter of 2024 was $1.5 million

•	Net cash provided by operating activities in the fourth quarter of 2024 was $129.3 million, while capital expenditures totaled $0.5 million, leading to free cash flow of $128.8 million

FY 2024 Financial Results

•	GMV[1] for the full year was $4,858 million, an increase of 37% year over year

•	Revenue for the full year was $752.8 million, an increase of 32% year over year, of which service fees revenue was $350.3 million and fulfillment services revenue was $402.5 million

•	Non-GAAP gross profit[2] for the full year was $349.4 million, an increase of 43% year over year. GAAP gross profit for the full year was $339.4 million

•	Non-GAAP gross margin[2] for the full year was 46.4%, an increase of 350 basis points from 42.9% in 2023. GAAP gross margin for the full year was 45.1%

•	Adjusted EBITDA[3] for the full year was $140.8 million compared to $92.7 million in 2023, an increase of 51.8% year over year

•	Net loss for the full year was $75.5 million

•	Net cash provided by operating activities in the full year was $169.4 million, while capital expenditures totaled $2.3 million, leading to free cash flow of $167.1 million

Recent Business Highlights

•
Throughout 2024, our existing merchant base continued to stay and grow with us, as reflected in our annual enterprise NDR rate of 119% and GDR rate of 93.5%. GDR and NDR were negatively impacted by the out of the ordinary bankruptcy of Ted Baker and by several Borderfree merchants that chose not to re-platform to the Global-e platform. NDR and GDR excluding the out of the ordinary churn for 2024 is close to 123% and 97%, respectively

•	Recently launched with Logitech, one of the world’s largest and most innovative providers of computer peripherals and input devices, gaming accessories, audio and video gear and smart home device

•	On-boarded many additional new merchants located around the globe and trading in various verticals, including:

o	North America - shapewear brand Spanx, Thursday Boots, and the web store of famous fashion designer Tom Ford

o
UK and Europe - Spanish brand Tous, Italian fashion brand Slowear, UK footwear brand Phoebe Philo, German brand IvyOak, Swiss running gear brand Compressport, famous Austrian lingerie brand Triumph, French brands ZAPA and MOLLI, and the Finish brand HURTTA

o
APAC - Japanese brands Komehyo, one of Japan’s largest retailers of second-hand goods, Kyoto-based wristwatch brand Kuoe, novelty brands Mofusand and Taito, and the tailored shirt brand Kamakura Shirts, as well as the renowned Korean cosmetics brand Depology, and Australian fashion brands Zoe Kratzmann and SECONDLEFT

•
Expanded to new lanes with existing merchants - added Romania and Croatia to the markets we operate for Adidas, went live with a new outlet site for John Smedley, and added Strellson, the third brand to go live with us out of the Swiss Holy Fashion Group

•
Shopify Managed Markets – continued joint work with Shopify to add new features and functionalities to the Managed Markets offering, aimed at making it applicable to a wider range of merchants on the Shopify platform

Q1 2025 and Full Year Outlook

Global-e is introducing first quarter and full year guidance as follows:

	Q1 2025	FY 2025
(in millions)
GMV(1)	$1,210 - $1,250	$6,190 - $6,490
Revenue	$184.5 - $191.5	$917 - $967
Adjusted EBITDA (3)	$29.5 - $33.5	$179 - $199

1 Gross Merchandise Value (GMV) is a key operating metric. See “Non-GAAP Financial Measures and Key Operating Metrics” for additional information regarding this metric.

2 Non-GAAP Gross profit and Non-GAAP gross margin are non-GAAP financial measures. See “Non-GAAP Financial Measures and Key Operating Metrics” for additional information regarding this metric.

3 Adjusted EBITDA is a non-GAAP financial measure. See “Non-GAAP Financial Measures” for additional information regarding this metric, including the reconciliations to Operating Profit (Loss), its most directly comparable GAAP financial measure. The Company is unable to provide a reconciliation of Adjusted EBITDA to Operating Profit (Loss), its most directly comparable GAAP financial measure, on a forward-looking basis without unreasonable effort because items that impact this GAAP financial measure are not within the Company’s control and/or cannot be reasonably predicted. These items may include, but are not limited to, share-based compensation expenses. Such information may have a significant, and potentially unpredictable impact on the Company’s future financial results.

Conference Call Information

Global-e will host a conference call at 8:00 a.m. ET on Wednesday, February 19, 2025.
The call will be available, live, to interested parties by dialing:

United States/Canada Toll Free:	1-800-717-1738
International Toll:	1-646-307-1865

A live webcast will also be available in the Investor Relations section of Global-E’s website at: https://investors.global-e.com/news-events/events-presentations

Approximately two hours after completion of the live call, an archived version of the webcast will be available on the Investor Relations section of the Company’s web site and will remain available for approximately 30 calendar days.

Non-GAAP Financial Measures and Key Operating Metrics

To supplement Global-e’s financial information presented in accordance with generally accepted accounting principles in the United States of America, or GAAP, Global-e considers certain financial measures and key performance metrics that are not prepared in accordance with GAAP including:

•	Non-GAAP gross profit, which Global-e defines as gross profit adjusted for amortization of acquired intangibles. Non-GAAP gross margin is calculated as Non-GAAP gross profit divided by revenues

•
Adjusted EBITDA, which Global-e defines as operating profit (loss) adjusted for stock-based compensation expenses, depreciation and amortization, commercial agreements amortization, amortization of acquired intangibles and merger related contingent consideration.

•	Free cash flow, which Global-e defines as net cash provided by operating activities less purchase of property and equipment.

Global-e also uses Gross Merchandise Value (GMV) as a key operating metric. Gross Merchandise Value or GMV is defined as the combined amount we collect from the shopper and the merchant for all components of a given transaction, including products, duties and taxes and shipping.

The aforementioned key performance indicators and non-GAAP financial measures are used, in conjunction with GAAP measures, by management and our board of directors to assess our performance, including the preparation of Global-e’s annual operating budget and quarterly forecasts, for financial and operational decision-making, to evaluate the effectiveness of Global-e’s business strategies, and as a means to evaluate period-to-period comparisons. These measures are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. We believe that these non-GAAP financial measures are appropriate measures of operating performance because they remove the impact of certain items that we believe do not directly reflect our core operations, and permit investors to view performance using the same tools that we use to budget, forecast, make operating and strategic decisions, and evaluate historical performance.

Global-e’s definition of Non-GAAP measures may differ from the definition used by other companies and therefore comparability may be limited. In addition, other companies may not publish these metrics or similar metrics. Furthermore, these metrics have certain limitations in that they do not include the impact of certain expenses that are reflected in our consolidated statement of operations that are necessary to run our business. Thus, Non-GAAP measures should be considered in addition to, not as substitutes for, or in isolation from, measures prepared in accordance with GAAP.

For more information on the non-GAAP financial measures, please see the reconciliation tables provided below. The accompanying reconciliation tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures.

Cautionary Note Regarding Forward Looking Statements

This press release contains estimates and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements contained in this press release other than statements of historical fact, including, without limitation, statements regarding our future strategy and projected revenue, GMV, Adjusted EBITDA and other future financial and operational results, growth strategy and plans and objectives of management for future operations, including, among others, expansion in new and existing markets, the launch of large enterprise merchants, and our ongoing partnership with Shopify, are forward-looking statements. As the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “target,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or the negative of these terms or other similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Global-e believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Many factors could cause actual future events to differ materially from the forward-looking statements in this announcement, including but not limited to, our rapid growth and growth rates in recent periods may not be indicative of future growth; the ability to retain merchants or the GMV generated by such merchants; the ability to retain existing, and attract new merchants; our business acquisitions and ability to effectively integrate acquired businesses; our ability to anticipate merchant needs or develop or acquire new functionality or enhance our existing platforms to meet those needs; our ability to implement and use artificial intelligence and machine learning technologies successfully; our ability to compete in our industry; our reliance on third-parties, including our ability to realize the benefits of any strategic alliances, joint ventures, or partnership arrangements and to integrate our platforms with third-party platforms; our ability to develop or maintain the functionality of our platforms, including real or perceived errors, failures, vulnerabilities, or bugs in our platforms; our history of net losses; our ability to manage our growth and manage expansion into additional markets; increased attention to ESG matters and our ability to manage such matters; our ability to accommodate increased volumes during peak seasons and events; our ability to effectively expand our marketing and sales capabilities; our expectations regarding our revenue, expenses and operations; our ability to operate internationally; our reliance on third-party services, including third-party providers of cross-docking services and third-party data centers, in our platforms and services and harm to our reputation by our merchants’ or third-party service providers’ unethical business practices; our ability to adapt to changes in mobile devices, systems, applications, or web browsers that may degrade the functionality of our platforms; our operation as a merchant of record for sales conducted using our platform; regulatory requirements and additional fees related to payment transactions through our e-commerce platforms could be costly and difficult to comply with; compliance and third-party risks related to anti-money laundering, anti-corruption, anti-bribery, regulations, economic sanctions and export control laws and import regulations and restrictions; our business’s reliance on the personal importation model;  our ability to securely store personal information of merchants and shoppers; increases in shipping rates; fluctuations in the exchange rate of foreign currencies has impacted and could continue to impact our results of operations; our ability to offer high quality support; our ability to expand the number of merchants using our platforms and increase our GMV and to enhance our reputation and awareness of our platforms; our dependency on the continued use of the internet for commerce; our ability to adapt to emerging or evolving regulatory developments, changing laws, regulations, standards and technological changes related to privacy, data protection, data security and machine learning technology and generative artificial intelligence evolves; the effect of the situation in Ukraine on our business, financial condition and results of operations; our role in the fulfilment chain of the merchants, which may cause third parties to confuse us with the merchants; our ability to establish and protect intellectual property rights; and our use of open-source software which may pose particular risks to our proprietary software technologies; our dependency on our executive officers and other key employees and our ability to hire and retain skilled key personnel, including our ability to enforce non-compete agreements we enter into with our employees; litigation for a variety of claims which we may be subject to; the adoption by merchants of a direct to consumer model; our anticipated cash needs and our estimates regarding our capital requirements and our needs for additional financing; our ability to maintain our corporate culture; our ability to maintain an effective system of disclosure controls and internal control over financial reporting; our ability to accurately estimate judgments relating to our critical accounting policies; changes in tax laws or regulations to which we are subject, including the enactment of legislation implementing changes in taxation of international business activities and the adoption of other corporate tax reform policies; requirements to collect sales or other taxes relating to the use of our platforms and services in jurisdictions where we have not historically done so; global events such as war, health pandemics, climate change, macroeconomic events and the recent economic slowdown; risks relating to our ordinary shares, including our share price, the concentration of our share ownership with insiders, our status as a foreign private issuer, provisions of Israeli law and our amended and restated articles of association and actions of activist shareholders; risks related to our incorporation and location in Israel, including risks related to the ongoing war and related hostilities; and the other risks and uncertainties described in Global-e’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 28, 2024 and other documents filed with or furnished by Global-e from time to time with the Securities and Exchange Commission (the “SEC”). The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. We undertake no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements.

About Global-E Online Ltd.

Global-e (Nasdaq: GLBE) is the world's leading platform enabling and accelerating global, Direct-To-Consumer e-commerce. The chosen partner of over 1,000 brands and retailers across the United States, EMEA and APAC, Global-e makes selling internationally as simple as selling domestically. The company enables merchants to increase the conversion of international traffic into sales by offering online shoppers in over 200 destinations worldwide a seamless, localized shopping experience. Global-e's end-to-end e-commerce solutions combine best-in-class localization capabilities, big-data best-practice business intelligence models, streamlined international logistics and vast global e-commerce experience, enabling international shoppers to buy seamlessly online and retailers to sell to, and from, anywhere in the world. For more information, please visit: www.global-e.com.

Investor Contact:
Erica Mannion or Mike Funari
Sapphire Investor Relations, LLC
IR@global-e.com
+1 617-542-6180

Press Contact:
Sarah Schloss
Headline Media
Globale@headline.media
+1 786-233-7684

Global-E Online Ltd.
CONSOLIDATED BALANCE SHEETS
(In thousands)

	Period Ended
	December 31,	December 31,
	2023	2024
		(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$200,081	$250,773
Short-term deposits	96,939	187,322
Accounts receivable, net	27,841	41,171
Prepaid expenses and other current assets	63,967	84,613
Marketable securities	20,403	36,345
Funds receivable, including cash in banks	111,232	122,984
Total current assets	520,463	723,208
Property and equipment, net	10,236	10,440
Operating lease right-of-use assets	23,052	24,429
Long term deposits	3,552	3,786
Deferred contract acquisition costs, noncurrent	2,668	3,787
Other assets, noncurrent	4,078	4,527
Commercial agreement asset	192,721	66,527
Goodwill	367,566	367,566
Intangible assets	78,024	59,212
Total long-term assets	681,897	540,274
Total assets	$1,202,360	$1,263,482
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$50,943	$79,559
Accrued expenses and other current liabilities	107,306	141,551
Funds payable to Customers	111,232	122,984
Short term operating lease liabilities	4,031	4,347
Total current liabilities	273,512	348,441
Long-term liabilities:
Deferred tax liabilities	6,507	-
Long term operating lease liabilities	19,291	20,510
Other long-term liabilities	1,071	1,098
Total liabilities	$300,381	$370,049

Shareholders’ deficit:
Share capital and additional paid-in capital	1,360,250	1,425,317
Accumulated comprehensive income	(1,420)	515
Accumulated deficit	(456,851)	(532,399)
Total shareholders’ (deficit) equity	901,979	893,433
Total liabilities and shareholders’ equity	$1,202,360	$1,263,482

Global-E Online Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2023	2024	2023	2024
	(Unaudited)			(Unaudited)
Revenue	$185,401	$262,912	$569,946	$752,764
Cost of revenue	109,080	144,253	336,343	413,331
Gross profit	76,321	118,659	233,603	339,433

Operating expenses:
Research and development	25,169	28,284	97,568	105,487
Sales and marketing	58,756	70,936	217,035	250,661
General and administrative	15,451	14,257	56,059	51,213
Total operating expenses, net	99,376	113,477	370,662	407,361
Operating profit (loss)	(23,055)	5,182	(137,059)	(67,928)
Financial expenses (income), net	(5,010)	6,073	(5,262)	11,465
Loss before income taxes	(18,045)	(891)	(131,797)	(79,393)
Income tax (benefit) expenses	4,055	(2,400)	2,008	(3,845)
Net profit (loss) attributable to ordinary shareholders	$(22,100)	$1,509	$(133,805)	$(75,548)
Net profit (loss) per share attributable to ordinary shareholders, basic	$(0.13)	$0.01	$(0.81)	$(0.45)
Net profit (loss) per share attributable to ordinary shareholders, diluted	$(0.13)	$0.01	$(0.81)	$(0.45)
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, basic	165,626,904	168,419,800	164,353,909	167,323,350
Weighted-average shares used in computing net loss per share attributable to ordinary shareholders, diluted	165,626,904	175,674,929	164,353,909	167,323,350

Global-E Online Ltd.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2023	2024	2023	2024
	(Unaudited)			(Unaudited)
Operating activities
Net profit (loss)	$(22,100)	$1,509	$(133,805)	$(75,548)
Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
Depreciation and amortization	489	547	1,788	2,131
Share-based compensation expenses	12,180	9,538	44,960	39,158
Commercial agreement asset	37,433	37,433	150,451	148,594
Amortization of intangible assets	5,091	4,402	20,434	18,812
Unrealized loss (gain) on foreign currency	(3,011)	3,554	(1,901)	4,468
Changes in accrued interest and exchange rate on short-term deposits	72	(1,373)	(416)	(1,329)
Changes in accrued interest and exchange rate on long-term deposits	(144)	364	(255)	200
Accounts receivable	(14,390)	15,925	(11,417)	(13,330)
Prepaid expenses and other assets	61	(24,164)	(11,736)	(18,019)
Funds receivable	(9,038)	8,726	(11,074)	(3,205)
Long-term receivables	(1,497)	51	(339)	551
Funds payable to customers	40,817	2,564	33,107	11,752
Operating lease ROU assets	786	991	3,230	3,691
Deferred contract acquisition costs	(772)	(322)	(1,207)	(1,382)
Accounts payable	18,438	37,176	(1,277)	28,617
Accrued expenses and other liabilities	25,345	35,945	30,625	34,272
Deferred taxes	3,635	(2,592)	120	(6,507)
Operating lease liabilities	99	(987)	(3,067)	(3,533)
Net cash provided by operating activities	93,494	129,287	108,222	169,393
Investing activities
Investment in marketable securities	(851)	(18,331)	(3,728)	(21,128)
Proceeds from marketable securities	-	2,028	671	4,988
Investment in short-term deposits	(43,250)	(77,848)	(175,237)	(269,601)
Proceeds from short-term deposits	34,318	22,298	125,068	180,548
Purchases of long-term investments	(4)	(307)	(82)	(1,459)
Proceeds from long-term deposits	10	24	10	24
Purchases of property and equipment	(926)	(482)	(1,741)	(2,335)
Net cash used in investing activities	(10,703)	(72,618)	(55,039)	(108,963)
Financing activities
Proceeds from exercise of Warrants to ordinary shares	-	3	22	5
Proceeds from exercise of share options	244	1,632	1,969	3,271
Net cash provided by financing activities	244	1,635	1,991	3,276
Exchange rate differences on balances of cash, cash equivalents and restricted cash	3,011	(3,554)	1,901	(4,468)
Net Increase in cash, cash equivalents, and restricted cash	86,046	54,750	57,075	59,238
Cash and cash equivalents and restricted cash—beginning of period	182,551	273,086	211,522	268,597
Cash and cash equivalents and restricted cash—end of period	$268,597	$327,835	$268,597	$327,835

Global-E Online Ltd.
SELECTED OTHER DATA
(In thousands)

	Three Months Ended				Year Ended
	December 31,				December 31,
	2023		2024		2023		2024
	(Unaudited)				(Unaudited)
Key performance metrics
Gross Merchandise Value	1,189,467		1,712,903		3,557,444		4,857,970
Adjusted EBITDA (a)	35,178		57,102		92,735		140,767

Revenue by Category
Service fees	89,936	49%	117,268	45%	262,255	46%	350,311	47%
Fulfillment services	95,465	51%	145,644	55%	307,692	54%	402,453	53%
Total revenue	$185,401	100%	$262,912	100%	$569,946	100%	$752,764	100%

Revenue by merchant outbound region
United States	94,887	51%	146,250	56%	285,619	50%	399,596	53%
United Kingdom	54,962	30%	55,807	21%	173,584	30%	182,904	24%
European Union	29,421	16%	44,469	17%	92,566	16%	125,547	17%
Israel	479	0%	1,671	1%	1,806	0%	2,746	0%
Other	5,652	3%	14,715	5%	16,371	3%	41,971	6%
Total revenue	$185,401	100%	$262,912	100%	$569,946	100%	$752,764	100%

(a)          See reconciliation to adjusted EBITDA table

Global-E Online Ltd.
RECONCILIATION TO Non-GAAP GROSS PROFIT
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2023	2024	2023	2024
	(Unaudited)
Gross Profit	76,321	118,659	233,603	339,433

Amortization of acquired intangibles included in cost of revenue	2,796	2,198	11,183	9,994
Non-GAAP gross profit	79,117	120,857	244,786	349,427

Global-E Online Ltd.
RECONCILIATION TO ADJUSTED EBITDA
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2023	2024	2023	2024
	(Unaudited)
Operating profit (loss)	(23,055)	5,182	(137,059)	(67,928)
(1) Stock-based compensation:
Cost of revenue	186	275	639	929
Research and development	6,962	4,153	26,266	17,291
Selling and marketing	1,238	1,528	4,259	5,836
General and administrative	3,794	3,582	13,796	15,102
Total stock-based compensation	12,180	9,538	44,960	39,158

(2) Depreciation and amortization	489	547	1,788	2,131

(3) Commercial agreement asset amortization	37,433	37,433	150,451	148,594

(4) Amortization of acquired intangibles	5,091	4,402	20,434	18,812

(5) Merger related contingent consideration	3,040	-	12,161	-

Adjusted EBITDA	35,178	57,102	92,735	140,767

Global-E Online Ltd.
RECONCILIATION TO FREE CASH FLOW
(In thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2023	2024	2023	2024
	(Unaudited)
Net cash provided by operating activities	93,434	129,287	108,222	169,393
Less:
Purchase of property and equipment	(926)	(482)	(1,741)	(2,335)
Free cash flow	92,508	128,805	106,481	167,058